Seth K. Weiner
404-504-7664
sweiner@mmmlaw.com
www.mmmlaw.com

May 3, 2024

VIA EDGAR

William Demarest
Isaac Esquivel
Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, DC 20549

Re:     CIM Real Estate Finance Trust, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed March 28, 2024
File No. 000-54939

Dear William Demarest and Isaac Esquivel:

On behalf of CIM Real Estate Finance Trust, Inc. (the “Registrant”), please find transmitted herein for filing the Registrant’s response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated April 22, 2024 relating to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed March 28, 2024 (the “Form 10-K”).

Form 10-K for the Fiscal Year Ended December 31, 2023

Notes to Consolidated Financial Statements
Note 10 – Repurchase Facilities, Notes Payable and Credit Facilities, page F-36

Comment No. 1: We note that you use repurchase agreements to finance certain assets. Please consider expanding your disclosure to quantify the average quarterly balance of your repurchase agreements for each period included in your financial statements. In addition, consider quantifying the period end balance for each of those quarters, the maximum balance at any month-end and explaining the causes and business reasons for any significant variances among these amounts.

Phone: 404.233.7000 | www.mmmlaw.com
1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326
Atlanta - Raleigh-Durham - Savannah - Washington, DC

MORRIS, MANNING & MARTIN, LLP

William Demarest
Isaac Esquivel
Securities and Exchange Commission
May 3, 2024

Response: The Registrant hereby confirms that its future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q will include disclosure to quantify the average quarterly balance of the Registrant’s repurchase agreements for each period included in the applicable financial statements. In addition, such disclosure will quantify the period-end balance for each of those quarters, disclose the maximum balance at any month-end and explain the causes and business reasons for any significant variances among these amounts.

* * * * *

The Registrant understands that the Registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff. If you have any questions regarding this filing, please do not hesitate to contact the undersigned at (404) 504-7664.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Seth K. Weiner

Seth K. Weiner

cc:     Nathan D. DeBacker
    Laura Eichelsderfer